[redacted]

KW 3/9

13013945

SEC Processing Section

MAR 01 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Goodman — 516-542-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I Joseph Dougherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristin Martin
Notary Public, State of New York
No. 01MA6259482
Qualified in New York County
Commission Expires April 16, 2016

[signature]
Signature

Managing Director
Title

Kristin Martin 2/6/13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I Joseph Dougherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristin Martin
Notary Public, State of New York
No. 01MA6259482
Qualified in New York County
Commission Expires April 16, 2016

Signature

Managing Director
Title

Kristin Martin 2/6/13
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaview Securities LLC
Contents
December 31, 2012

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Members
of Seaview Securities LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Seaview Securities LLC, (the "Company"), as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 27, 2013

Woodbury, NY

Seaview Securities LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	259,276
Securities owned, marketable, at market value		799,265
Securities owned, not readily marketable, at fair value		6,397
Other assets		60,801
Total assets	$	1,125,739
Liabilities and Members' Equity		
Liabilities:		
Accrued expenses and other liabilities	$	66,221
Members' equity		
Total members' equity		1,059,518
Total liabilities and members' equity	$	1,125,739

The accompanying notes are an integral part of this financial statement.

1. Organization

Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. The liability of the Members for the losses, debts and obligations of the Company is generally limited to their capital contributions. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business, for which it earns fee income, is comprised of private placement transactions and acts as a financial and/or strategic advisor to public and private companies with its primary focus in the life sciences industry.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all money market accounts, time deposits, and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Revenue recognition
The Company records fee income as it achieves certain performance thresholds required under agreements and records related expenses when incurred.

Realized gains and losses are determined using indentified cost basis. Accumulated unrealized gains and losses are measured by the difference between the fair value on date of acquisition and the fair value at December 31, 2012, on positions held by the Company during the year.

Income taxes
The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not subject to Federal and State income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, management determined that the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2009.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned

Securities owned, marketable are classified as trading securities and are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations. As of December 31, 2012, the Company had marketable securities of $799,265.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

The Company has recorded the warrants at fair value, which was determined by management to be $6,397 at December 31, 2012, for VaxInnate, Inc.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2012, the Company had net capital, as defined, of $951,310, which exceeded the required minimum net capital of $100,000 by $851,310. Aggregate indebtedness at December 31, 2012, totaled $66,221. The ratio of aggregate indebtedness to net capital was 0.07 to 1.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

The Company earned approximately 87% of its placement fees from one client.

6. Commitments

Lease

The Company leases office space, including furnishings, fixtures, and equipment. The current lease calls for monthly rent of $8,500 and other miscellaneous charges, as stipulated in the lease. The lease, which calls for 3% annual rent escalations, expires on June 30, 2014, with the option of renewal by the tenant and the landlord within six months of the expiration date. Management deems the impact of straight-line rent and accrued rent expense to be immaterial.

As of December 31, 2012, a schedule of future minimum annual rental payments due is as follows:

For the Years Ending December 31,	
2013	$ 106,500
2014	54,000
	$ 160,500

7. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The Company does not hold any investments classified as Level 2. The Company maintains Level 1 and Level 3 securities as follows:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity. Non marketable securities are valued using an option pricing model and discounted based on liquidity factors. The level 3 investments are in the life sciences industry.

7. Fair Value Measurements *(continued)*

The following table summarizes the valuation of the Company's investments by the fair value hierarchy as described above as of December 31, 2012:

	Total	Level 1	Level 3
Marketable money market funds	$ 799,265	$ 799,265	$ -
Non-marketable securities	6,397	-	6,397
	$ 805,662	$ 799,265	$ 6,397

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2012:

	Non-Marketable Securities
Beginning balance, January 1, 2012	$ 175,606
Realized gains	29,518
Unrealized losses	(8,727)
Sales	(190,000)
Ending balance, December 31, 2012	$ 6,397
Change in unrealized losses relating to assets still held at December 31, 2012	$ (8,727)

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statement.